WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 5

                        Supplement Dated October 6, 1997
                        To Prospectus Dated June 23, 1997

         This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 5 ("Series 5") dated June 23, 1997 (the "Prospectus"). Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

TABLE OF CONTENTS
                                                                          Page
Status of  Series  5 Offering................................................1
Local Limited Partnership Investments........................................1
Federal Income Tax Considerations............................................7
Management...................................................................8

         As indicated in the chart which follows, the information presented herein either adds to or supersedes similar information included in the Prospectus, or constitutes information which has no corresponding information in the Prospectus.

Supplement Presentation                  Relationship to Prospectus Presentation

Status of Series 5 Offering              New Information
Local Limited Partnership Investments    New Information
Federal Income Tax Considerations        Adds to or supersedes "Federal Income
                                           Tax Considerations"
Management                               Adds to "Management"

STATUS OF SERIES  5 OFFERING

     As of the date hereof, Series 5 has received subscriptions in the amount of $3,118,00 (3,118 Units), of which $30,700 currently is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

     Included herein is a discussion of six Local Limited Partnership Interests identified for acquisition by Series 5. The Apartment Complexes owned by these Local Limited Partnerships are located in four states and are being developed and constructed by four different development teams. Each of the Apartment Complexes has received a reservation of Low Income Housing Credits. While the Fund Manager believes that Series 5 is reasonably likely to acquire an interest in each of these Local Limited Partnerships, Series 5 may not do so as a result of the failure by a Local Limited Partnership to satisfy one or more conditions precedent to the payment of each installment payment, the inability of Series 5 to raise additional capital necessary to complete the purchase of the Local Limited Partnership Interests identified herein, the purchase of Local Limited Partnership Interests other than those identified herein, or other factors.
Moreover, the terms of any acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 5 to acquire an investment in all these Local Limited Partnerships on the indicated terms in deciding whether to invest in Series 5.

     Series 5 expects to acquire a Local Limited Partnership Interest in Apartment Housing of Theodore, Ltd., an Alabama limited partnership ("APT. HOUSING"); Bradley Villas, Limited Partnership, an Arkansas limited partnership ("BRADLEY"); Chillicothe Plaza Apartments, L.P., a Missouri limited partnership ("CHILLICOTHE"); Hughes Villas, L.P., an Arkansas limited partnership ("HUGHES"); Murfreesboro Villas, L.P., an Arkansas limited partnership ("MURFREESBORO"); and Tulsa-Crestview Housing Partners, Ltd., a Texas limited partnership qualified to do business in Oklahoma ("TULSA-CRESTVIEW").

     APT. HOUSING owns the Harbor Run Apartments in Theodore, Alabama; BRADLEY owns the Bradley Villas Apartments in Bradley, Arkansas; CHILLICOTHE owns the Chillicothe Plaza Apartments in Chillicothe, Missouri; HUGHES owns the Hughes Villas Apartments in Hughes, Arkansas; MURFREESBORO owns the Murfreesboro Villas Apartments in Murfreesboro, Arkansas; and TULSA-CRESTVIEW owns the Crestview Duplexes in Tulsa, Oklahoma.

     The following tables contain information concerning the Apartment Complexes and the Local Limited Partnerships identified herein:

                                                                                                             LOCAL
                                         ACTUAL OR                                                           LIMITED
                                         ESTIMATED     ESTIMATED                               PERMANENT     PARTNER-     YEAR
               PROJECT                   CONSTRUC-     DEVELOP-                                MORTGAGE      SHIP'S       CREDITS
LOCAL          NAME AND                  TION          MENT COST    NUMBER OF     BASIC        LOAN          ANTICIPATED  TO BE
LIMITED        NUMBER       LOCATION     COMPLETION    (INCLUDING   APARTMENT     MONTHLY      PRINCIPAL     TAX CREDITS  FIRST
PARTNERSHIP    OF BUILDINGS OF PROPERTY  DATE          LAND COST)   UNITS         RENTS        AMOUNT        (1)          AVAILABLE

APT. HOUSING   Harbor Run   Theodore     April 1998    $2,320,000   4 1BR units   $226         $341,000      $2,072,153   1998
               Apartments   (Mobile                                 24 2BR units  $284         CB (2)
                            County),                                12 3BR units  $319
               5 buildings  Alabama                                                            $815,000
                                                                                               AHFA
                                                                                               (3)

BRADLEY        Bradley      Bradley      January 1998  $1,013,574   8 2BR units   $331         $110,685      $867,500     1998
               Villas       (Lafayette                              20 2 BR units $348         HB (4)
               Apartments   County),
                            Arkansas                                                           $400,000
               4 buildings                                                                     ADFA (5)


CHILLICOTHE    Chillicothe  Chillicothe  June 1998     $1,900,000   24 2BR units  $300         $775,000      $1,554,768   1998
               Plaza        (Livingston                             4 3BR units   $335         MHDC (6)
               Apartments   County),
                            Missouri
               7 buildings


HUGHES         Hughes       Hughes       September     $1,000,021   20 2BR units  $398         $384,000      $395,600     1997
               Villas       (St.         1996                                                  ADFA (7)
               Apartments   Francis
                            County),                                                           $384,015
               4 buildings  Arkansas                                                           RD (8)


MURFREESBORO   Murfreesboro Murfreesboro March 1998    $1,279,746   10 2BR units  $258         $232,019      $1,116,770   1998
               Villas       (Pike                                   14 2BR units  $294       HB (9)
               Apartments   County),
                            Arkansas                                                      $400,000
               6 buildings                                                                     ADFA (5)

TULSA-         Crestview    Tulsa        September     $3,709,000   32 1BR units  $379         $1,070,000    $1,874,440   1998
CRESTVIEW      Duplexes     (Tulsa       1998                       24 2BR units  $463         MFCM (11)
                            County),
               29           Oklahoma
               buildings
               (10)


(1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, Series 5 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 5 was a limited partner of the Local Limited Partnership, and during which the Apartment Complex was completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

(2) Colonial Bank ("CB") will provide the first mortgage loan for a term of 20 years at an annual interest rate of 9.5%. Principal and interest will be payable monthly, based on a 40-year amortization schedule. Outstanding principal will be due upon maturity.

(3) Alabama Housing Finance Authority ("AHFA"), using HOME funds, will provide the second mortgage loan for a term of 40 years at an annual interest rate of 0.5%. Principal and interest will be payable monthly, based on a 40-year amortization schedule.

(4) Horizon Bank ("HB") will provide the first mortgage loan for a term of 15 years at an annual interest rate of 9%. Principal and interest will be payable monthly, based on a 15-year amortization schedule.

(5) Arkansas Development Finance Authority ("ADFA"), using HOME funds, will provide the second mortgage loan for a term of 35 years at an annual interest rate of 1%. Principal and interest will be payable annually, based on a 35-year amortization schedule.

(6) Missouri Housing Development Commission ("MHDC") will provide the mortgage loan for a term of 35 years at an annual interest rate of 1%. Principal and interest will be payable monthly, based on a 35-year amortization schedule.

(7) ADFA will provide the first mortgage loan for a term of 30 years at an annual interest rate of 6%. Principal and interest will be payable monthly, based on a 30-year amortization schedule.

(8) Rural Development ("RD") will provide the second mortgage loan for a term of 50 years at an annual interest rate of 1%. Principal and interest will be payable monthly, based on a 50-year amortization schedule.

(9) Horizon Bank ("HB") will provide the first mortgage loan for a term of 15 years at an annual interest rate of 10%. Principal and interest will be payable monthly, based on a 15-year amortization schedule.

(10)     Property designed for senior citizens.

(11) Multi Family Capital Markets ("MFCM") will provide the mortgage loan for a term of 18 years at an annual interest rate of 8.3%. Principal and interest will be payable monthly, based on a 30-year amortization schedule. Outstanding principal will be due upon maturity.


Theodore (THEODORE): Theodore (population 6,500) is in Mobile County, in southern Alabama near the Gulf of Mexico, near the intersection of Interstate Highway 10 and U.S. Highway 90, approximately 20 miles southwest of Mobile. The major employers for Theodore residents are Mobile County School System, University of South Alabama and University of South Alabama Medical Facilities.

Bradley (BRADLEY): Bradley (population 600) is in Lafayette County, in southwestern Arkansas, near the Louisiana and Texas borders, at the intersection of State Highways 29 and 160, approximately 25 miles southeast of Texarkana. The major employers for Bradley residents are Falcon Products (chairs for hotels and restaurants) and Pilgrim's Pride (chicken feed).

Chillicothe (CHILLICOTHE): Chillicothe (population 9,000) is the county seat of Livingston County, and is in north-central Missouri at the intersection of U.S. Highways 36 and 65, approximately 75 miles northeast of Kansas City. The major employers for Chillicothe residents are Hendrick Medical Center, Chillicothe School District, Donaldson Company (air filter manufacturing), and Lambert Manufacturing (gloves/hats).

Hughes (HUGHES): Hughes (population 1,800) is in St. Francis County, in east-central Arkansas, at the intersection of U.S. Highway 79 and State Highway 38, approximately 25 miles southwest of Memphis, Tennessee. The major employers for Hughes residents are Arkansas Sock and Rag and Bill's Dollar Store.

Murfreesboro (MURFREESBORO): Murfreesboro (population 1,500) is in Pike County, in southwest Arkansas, at the intersection of State Highways 19 and 26, approximately 60 miles southwest of Little Rock. The major employers for Murfreesboro residents are Murfreesboro Diamond (newspaper) and Aalf's Manufacturing Inc. (denim jeans).

Tulsa (TULSA-CRESTVIEW): Tulsa (population 500,000) is the county seat of Tulsa County, and is in eastern Oklahoma, at the intersection of Interstate Highway 44 and U.S. Highway 75. The major employers for Tulsa residents are American Airlines, Southwestern Bell, and Boeing North American.

                                       LOCAL                                                                  ESTIMATED
                                       GENERAL                       SHARING RATIOS:                          ACQUISITION
LOCAL     LOCAL                        PARTNER(S)                    ALLOCATIONS (4) AND                      FEES PAYABLE
LIMITED   GENERAL       PROPERTY       DEVELOPMENT   SHARING RATIOS: SALE OR REFINANCING  SERIES 5'S CAPITAL  TO FUND
PARTNER   PARTNERS      MANAGER (1)    FEE (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)    MANAGER


APT.      Thomas H.     Apartment      $300,700      WNC: Greater    98.99/.01/1          $1,312,916          $122,000
HOUSING   Cooksey (7)   Services                     of 15% or $250  50/50
                        and                          LGP: 40% of
          Apartment     Management                   the balance
          Developers,   Co.                          The balance:
          Inc. (7)      (8)                          50/50


BRADLEY   Billy Bunn    Bunn Real      $144,920      WNC: $500       99/1                 $532,196            $49,000
          (9)           Estate and                   GP: $1,000      50/50
                        Property                     The balance:
                        Management                   50/50
                        Co. (10)


CHILLI-   MBL          The Remas      $231,000      WNC: Greater    98.99/.01/1           $981,253            $91,000
COTHE     Development, Company                      of              50/50
          Co. (11)     (12)                         15% or $500
                                                    LGP: 40% of
                                                    the balance
                                                    The balance:
                                                    50/50

HUGHES    Billy Bunn    Southland     $161,000      WNC: $500       99/1                  $235,110            $22,000
          (9)           Management                  GP: $1,000      50/50
                        Co.                         The balance:
                        (13)                        50/50

MURFREES- MIDC          Bunn Real     $184,946      WNC: $500       99/1                  $684,474            $63,000
BORO      (14)          Estate and                  GP: $1,000      50/50
                        Property                    The balance:
                        Management                  50/50
                        Co. (10)

TULSA-    Grace          Barnes Real  $512,108      WNC: Greater    98.99/.01/1           $2,523, 437         $234,000
CRESTVIEW Housing        Estate                     of              20/80
          Partners,      Services,                  15% or $1,500
          Ltd.           Inc.                       LGP: 40%
          (15)           (16)                       The balance:
                                                    50/50
          Barnes
          Affordable
          Properties
          (15)

          New Faith
          Baptist
          Church
          (15)

(1) The maximum annual management fee payable to the property manager generally is determined pursuant to lender regulations. Each Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Apartment Complex so long as the fee therefore does not exceed the amount authorized and approved by the lender for the Apartment Complex.

(2) Each Local Limited Partnership will pay its Local General Partner(s) or an Affiliate of its Local General Partner(s) a development fee in the amount set forth, for services incident to the development and construction of the Apartment Complex, which services include: negotiating the financing commitments for the Apartment Complex; securing necessary approvals and permits for the development and construction of the Apartment Complex; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by Series 5.

(3) Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 5 ("WNC") and the Local General Partner(s) ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

(4) Subject to certain special allocations, reflects the respective percentage interests in profits, losses and Low Income Housing Credits of (a) in the case of APT. HOUSING, CHILLICOTHE and TULSA-CRESTVIEW (i) Series 5, (ii) WNC Housing, L.P., an Affiliate of the Sponsor which is the special limited partner, and
(iii) the Local General Partner(s); and (b) in the case of BRADLEY, HUGHES and MURFREESBORO (i) Series 5 and (ii) the Local General Partner(s).

(5) Reflects the percentage interests of (i) Series 5 and (ii) the Local General Partner(s), in any net cash proceeds from sale or refinancing of the Apartment Complex, after payment of the mortgage loan and other Local Limited Partnership obligations (see, e.g., note 3), and the following, in the order set forth: the capital contributions of Series 5; and the capital contribution of the Local General Partner(s).

(6)  Series  5  will  make  its  capital  contributions  to  the  Local  Limited
Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the Apartment Complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

(7) Thomas H. Cooksey has been involved in real estate development and apartment management since 1980 and, currently, is the general partner of partnerships that own apartment complexes located in 65 towns, principally in Alabama. Mr. Cooksey, age 56, has represented to Series 5 that, as of March 1, 1997, he had a net worth in excess of $10,000,000. Apartment Developers, Inc. was formed in 1993 by Mr. Cooksey, Charles Farrow, Jr. and Kay Wallace to act as a corporate general partner of the Local Limited Partnership which owns the Apartment Complex. Mr. Cooksey is the president and owner of the corporation. Apartment Developers, Inc. has represented to Series 5 that its shareholders' equity is nominal.

(8) Apartment Services and Management Co. was formed in 1986. Thomas H. Cooksey is president and owner of 50% of the corporation. Apartment Services and Management Co. manages in excess of 2,700 apartment units, more than 1,750 of which are Tax Credit units.

(9) Billy Bunn, age 45, has represented to Series 5 that, as of April 1, 1997, he had a net worth in excess of $2,000,000.

(10) Bunn Real Estate and Property Management Co. manages in excess of 100 apartment units, more than 25 of which are Tax Credit units.

(11) D. Kim Lingle is the president of MBL Development, Co., which has the primary goal of developing and constructing affordable housing. Ted Scwermer is vice president of MBL Development, Co. and is also the uncle of Mr. Lingle. Mr. Lingle and Mr. Scwermer have a background in banking and development. MBL Development, Co. has represented to the Series 5 that, as of December 31, 1996, its total shareholder's equity was in excess of $700,000.

(12) The Remas Company is owned by William F. Gillen, who has 26 years' experience in multi-family and commercial property management. Prior to forming The Remas Company, Mr. Gillen was vice president of administration and operations of Midland Property Management, Inc., a Kansas City-based real estate development and property management firm, where he was employed for 14 years. The Remas Company currently manages seven apartment complexes including three government-subsidized properties.

(13) Southland Management Co. manages in excess of 600 apartment units, more than 300 of which are Tax Credit units.

(14) Murfreesboro Industrial Development Corp. ("MIDC") has represented to Series 5 that, as of July 1, 1997, it had a net worth in excess of $200,000.

(15) Grace Housing Partners, Ltd. was formed in 1996 solely for the purpose of  serving as one of the  general  partners  of  TULSA-CRESTVIEW.  The  general partner of Grace Housing Partners, Ltd. is Aslan Real Estate, Ltd. Barnes Properties, Inc. dba Barnes Affordable Properties was formed in 1983 to own, manage, finance, develop and design multi-family and luxury master-planned communities. Arthur Barnes, chairman of the board, has 36 years' experience in real estate. New Faith Baptist Church was formed in 1979. Grace Housing Partners, Ltd., Barnes Affordable Properties and New Faith Baptist Church have represented to Series 5 that their respective net worths are nominal. Construction completion and operating deficit guarantees will be provided by Bruce A. Hall, Robert Voelker, and Aslan Real Estate, Ltd. Mr. Hall, age 41, has represented to Series 5 that, as of July 31, 1997, he had a net worth in excess of $800,000. Mr. Voelker, age 39, has represented to Series 5 that, as of September 3, 1997, he had a net worth in excess of $700,000. Aslan Real Estate, Ltd. has represented to Series 5 that, as of March 31, 1997, it had a net worth in excess of $2,000,000.

(16) Barnes Real Estate Services, Inc. was formed as DMB Investments,  Inc.
in 1990 to provide management for all phases of multi-family developments. Barnes Real Estate Services, Inc. currently manages in excess of 2,250 apartment units, more than 1,260 of which are Tax Credit units.


FEDERAL INCOME TAX CONSIDERATIONS

Tax Legislation

         On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (the "1997 Act"). The 1997 Act includes many provisions, only a few of which are directly applicable to an investment in the Partnership. The provisions of the 1997 Act that are material to an investment in the Partnership are summarized below.

         Tax Rates. The 1997 Act includes provisions that reduce the tax imposed on most net capital gains. See "Federal Income Tax Considerations - Other Important Tax Considerations - Tax Rates" in the Prospectus. These provisions utilize a two-tier approach to taxation of net capital gains.

         In the first tier, the maximum tax rate on net capital gains for individuals is reduced from 28% to 20%; the rate for individuals who would pay a 15% tax on net capital gains is reduced to 10%. Effective July 29, 1997, these new rates apply to assets held for more than 18 months. Assets held for more than 12 but less that 18 months may qualify for the maximum tax rate of 28%.

         In the second tier, which is effective for any taxable year beginning after December 31, 2000, the 20% rate is reduced to 18% for assets held more than five years; the 10% rate is reduced to 8% for assets held more than five years whenever acquired.

         These preferential rates do not apply to collectibles (e.g., fine art and jewelry), certain qualified small business stock, and certain gains on the sale of depreciable real property. In the case of a sale of depreciable real property, the taxation scheme is as follows: (i) the excess of accelerated depreciation over straight-line depreciation is taxed at ordinary income rates (there will be no such excess in the case of the sale of an Apartment Complex),
(ii) the balance of the depreciation is taxed at a top rate of 25%, and (iii) the balance of the gain is subject to the net capital gains rates described in the preceding paragraphs.

         The rates described above generally apply for purposes of both the regular tax and the alternative minimum tax.

         Alternative Minimum Tax. The corporate alternative minimum tax (see "Federal Income Tax Considerations - Other Important Tax Considerations - Alternative Minimum Tax" in the Prospectus) is repealed for small business corporations for taxable years ending after December 31, 1997. A corporation is a small business corporation in 1998 if its average gross receipts for the prior three years was less than $5,000,000. A corporation that meets the $5,000,000 test initially will be treated as a small business corporation in future years if its average gross receipts does not exceed $7,500,000.

         Another amendment made by the 1997 Act will reduce the impact of the alternative minimum tax. For assets placed in service after December 31, 1998, depreciation lives for regular tax purposes will also be used for alternative minimum tax purposes. See "Federal Income Tax Considerations - Other Important Tax Considerations - Alternative Minimum Tax" in the Prospectus.

         General Business Tax Credit Limitations. As set forth in the Prospectus, the ability of taxpayers to use Tax Credits is subject to an annual limitation on the allowance of aggregate general business tax credits (which includes Tax Credits). See "Federal Income Tax Considerations - General Business Tax Credit Limitations" in the Prospectus. Effective for business tax credits arising in taxable years beginning after December 31, 1997, business tax credits limited by this rule are first carried back one year and then forward 20 years. Under prior law, such credits were first carried back three years and then forward 15 years.

Tax Shelter Registration Number

         The taxpayer identification number and tax shelter registration number of Series 5 are 33-0745418 and 97175000054, respectively. See "Federal Income Tax Considerations - Tax Shelter Registration" in the Prospectus.


MANAGEMENT

WNC Management Inc.

     WNC Management Inc., a California corporation which is wholly-owned by WNC & Associates, Inc., was organized in 1997 to manage certain of the properties invested in by partnerships sponsored by WNC & Associates, Inc. (including Series 5 and Series 6). The officers and directors of WNC Management Inc. are as follows: Thomas J. Riha (Chief Executive Officer/Director), David N. Shafer (Secretary/Director), Theodore M. Paul (Chief Financial Officer/Director), and Wilfred N. Cooper, Jr. (Director).